SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of October 2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No. 1	Safe Harbour Statement
Exhibit No. 2	Director/PDMR Shareholding
Exhibit No. 3	Treasury Stock
Exhibit No. 4	Director/PDMR Shareholding
Exhibit No. 5	Total Voting Rights
Exhibit No. 6	Treasury Stock
Exhibit No. 7	Treasury Stock
Exhibit No. 8	Capital Markets Day
Exhibit No. 9	Total Voting Rights

Exhibit No. 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit No. 2

TOMKINS PLC
17 August 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Chairman's and Non-executive Directors' share purchase
Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Chairman and Non-executive Directors of the Company, following the purchase in London on 17 August 2009 of shares at a price of 180.80 pence per share which form part of their Non-executive Directors' remuneration:-
David Baxter Newlands (Chairman) - 5,000
(number of ordinary shares of 9 US cents each acquired);
Richard Dunnell Gillingwater - 2,000;
John McDonough - 2,000;
David Hedley Richardson - 2,000;
Dave Duncan Struan Robertson - 2,000;
Leo Martin Quinn - 2,000;
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Paul Flanagan (Assistant Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

END

Exhibit No. 3

18 August 2009

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 17 August 2009 it transferred for nil consideration 88,903 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 18 August 2009.

Following the transfer, the Company holds 2,207,268 shares in Treasury and has 881,944,504 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 4

TOMKINS PLC
28 August 2009
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Awards of shares under the Tomkins 2006 Performance Share Plan
Tomkins plc (the "Company") hereby gives notice of the following maximum increases in the interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility, following the grant in London on 10 August 2009 of share awards under the Tomkins 2006 Performance Share Plan (the "Plan"):-
James Nicol - 1,460,387 (maximum number of ordinary shares of 9 US cents each);
John Zimmerman - 438,116 (maximum number of ordinary shares of 9 US cents each);
David J. Carroll - 292,077 (maximum number of ordinary shares of 9 US cents each);
Terry O'Halloran - 365,096 (maximum number of ordinary shares of 9 US cents each);
Alan Power - 365,096 (maximum number of ordinary shares of 9 US cents each).
The number of shares awarded is the maximum number of shares which may vest, in part or whole, subject to the performance condition being met, on the third anniversary of the date of grant. The number of shares vesting will be determined by the extent to which the performance condition is fulfilled at the third anniversary of date of grant. In order to receive the maximum value of award on vest, total shareholder return of 60% or more needs to be achieved over the three year vesting period. Due to the nature of the performance criteria we are unable to confirm the share price required to achieve the maximum award.
At date of award, the Company's share price was 182.80 pence per share and the Company releases this announcement following receipt of independent verification of elements of the award calculations, as required under the Plan rules.
This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)
Tomkins plc
+44 (0)20 8871 4544

END

Exhibit No. 5

28 August 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,207,268 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,944,504.

The above figure (881,944,504) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 6

7 September 2009

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 4 September 2009 it transferred for nil consideration 5,646 of its own ordinary shares out of its Treasury account to a group employee to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 7 September 2009.

Following the transfer, the Company holds 2,201,622 shares in Treasury and has 881,950,150 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 7

24 September 2009

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 17 September 2009 it transferred for nil consideration 20,614 of its own ordinary shares out of its Treasury account to certain group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 24 September 2009.

Following the transfer, the Company holds 2,181,008 shares in Treasury and has 881,970,764 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 8

Press Release

Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST
www.tomkins.co.uk

London, Friday 25 September 2009

Capital Markets Day, London

Tomkins is today hosting a Capital Markets Day in London.

Presentations will be made on the Gates Automotive Aftermarket, Air Distribution and Schrader Electronics businesses.

No material new information or update on trading will be provided.

The presentation slides will be available to download from the website after 7am today (www.tomkins.co.uk).

Notes to editors
Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial and Automotive and Building Products. Tomkins plc's ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries
Investors:

Sarah Thompson

Tomkins Corporate Communications

Tel +44 (0) 20 8877 5163
ir@tomkins.co.uk

Media:
Rollo Head / Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801
rollo.head@finsbury.com

Exhibit 9

30 September 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,181,008 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,970,764.

The above figure (881,970,764) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date: 1 October 2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary